Filed by MSCI Inc.
Pursuant to Rule 425 of the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934

Subject Company: RiskMetrics Group, Inc.
(Commission File No.: 1-33928)

MANAGEMENT DISCUSSION SECTION

Operator: Good day, ladies and gentlemen, and welcome to the MSCI First Quarter 2010 Earnings Call. At this time, all participants are in a listen-only mode. Later, we will conduct a question-and-answer session, and instructions will follow at that time. [Operator Instructions] As a reminder, this conference call is being recorded.

I would now like to introduce your host for today’s conference, Edings Thibault, Head of Investor Relations.

Edings Thibault, Investor Relations

Thank you, Operator. Good morning, everybody, and thank you for joining our first quarter 2010 earnings call. Please note that earlier this morning we issued a press release describing our results for the first quarter of 2010. A copy of that release can be viewed on the company’s website at www.mscibarra.com under Investor Relations.

This presentation may contain forward-looking statements. You are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date in which they are made, which reflects management’s current estimates, projections, expectations or beliefs, and which are subject to risks and uncertainties that may cause actual results to differ materially.

For a discussion of additional risks and uncertainties that may affect the future results of the company, please see the description of risk factors and forward-looking statements in our Form 10-K for our fiscal year ended November 30, 2009 and registration statement on Form S-4 filed with the Securities and Exchange Commission on April 2, 2010.

Today’s earnings call may also include discussion of certain non-GAAP financial measures. Please refer to today’s earnings release for the required reconciliation of non-GAAP financial measures to the most directly comparable GAAP financial measures and other related disclosures.

Since we will be further referring to run rate frequently in our discussion this morning, let me remind you that our run rate is an approximation at a given point in time of the forward-looking fees for subscriptions and product licenses that we will record over the next 12 months assuming no cancellations, new sales, or changes in the assets and ETFs licensed to our indices. Please refer to Table five in our press release for a detailed explanation.

Henry Fernandez will begin the discussion with an overview of the first quarter, and then our CFO, Michael Neborak, will provide details on our financial results. In their prepared remarks, both, Henry and Mike will focus on commentary that will supplement the information that can be found in the earnings release. Following our formal remarks, we will open up the line for questions.

I will now turn the call over to Mr. Henry Fernandez, our Chairman and Chief Executive Officer. Henry?

Henry A. Fernandez, Chairman, Chief Executive Officer and President

Thank you, Edings. Good morning, everyone. And thank you for joining. Apologies for my scratchy voice. It is spring allergy season for me.

This morning, we reported record Q1 revenues of $122 million and adjusted EBITDA of $57 million. Excluding one-time expenses related to our planned acquisition of RiskMetrics, we generated $59 million of adjusted EBITDA and an adjusted EBITDA margin of 49%, which is at the high end of our target range.

Revenues grew by 15% year-over-year and adjusted EBITDA grew by 18%. We are encouraged to see more signs that business conditions continue to improve. The market for our products have not yet fully recovered, but demand for our investment decision tools now appear to be on the rise.

Our recurring subscription sales rose sequentially for the fourth consecutive quarter and our retention rates improved both sequentially and year-over-year. Our asset-based revenues reached record levels for the third consecutive quarter, fueled by the partial rebound in global equity markets and by continually strong inflows into equity ETF.

Our revenue growth is underpinned by three long-term secular investment trends. First, the globalization of investing, which drives demand for indices and portfolio construction tools that cover global markets.

Secondly, the increasing and widespread use of risk management tools leading to demand for tools that help understand, measure, manage, and report risks across multiple asset classes, multiple portfolios, and various markets worldwide.

And thirdly, the growing popularity of passive investing worldwide and the resulting need for indices and index-tracking quantitative tools. The continuous and increasing importance of this long-term secular trend have been a factor in our performance since the beginning of this downturn and continue to propel us forward.

In Q1, new subscription – new recurring subscription sales rose by almost 10% to $18 million from Q4 ‘09. New sales rose in all three of our major product categories. The aggregate retention rate increased sequentially to 92% from 82% at the end of Q4 and from 91% in Q1 ‘09.

In dollar terms, cancellations fell by 56% from Q4 and by 13% from a year ago. The combination of improving new sales and rising retention rates drove the sequential acceleration of our subscription run rate growth.

Our asset-based fee business also continues to be a strong driver of growth. Our revenues benefited from an increase in average assets under management in ETFs linked to our indices driven, for the most part, by the strong performance of global equity markets in the fourth quarter of ‘09. While markets dipped during the first quarter, our first quarter of 2010, they have since rebounded. Total assets under management in MSCI linked ETF closed last night at $263 billion and the second quarter to date average AUM is $252 billion, up 5% from the average AUM in Q1.

Finally, we continue to invest in our business by adding staff in key areas to drive growth and profitability and, of course, by making a substantial investment in the form of our planned acquisition of RiskMetrics.

Before discussing our investment plans, let me provide some additional details regarding the performance of our business in Q1. In my prepared remarks, I will be referring only to run rate figures, and Mike’s comments later on in the call will focus on financial accounting numbers. I will be speaking to comparisons to Q4 ‘09 unless otherwise noted.

Our total run rate in Q1 grew by 1% to $467 million compared to Q4. Our subscription run rate grew by 2% to $373 million and was partially offset by 1% decline in the run rate from our asset-based fee business. The overall run rate in our equity index business increased 2% compared to Q4. The equity index subscription run rate rose 3%. Usage fees rose 9% on the back of several large global deals during the quarter. Run rate for our core index modules of developed, emerging, and small cap market rose by 1%, and other index products such as value and growth indices rose by 3%.

Equity index subscription run rate grew across all client types and across all regions with relative strength coming from EMEA and the Americas. The retention rate in equity index subscriptions rebounded to 95% from 85% in Q4 and what’s in line with the levels that we saw back in Q1 ‘09. Structural changes in a few of our clients, like mergers and acquisitions and firm and fund closures continue to account for about half of the equity index cancels in the first quarter.

Finally, at the beginning of last month, we informed our equity index subscription client that we plan to raise prices for select international equity index products by an average of 3 to 4% beginning in May of this year.

Later in this call, Mike will provide more color about the other part of our equity index business, the asset-based fee side.

Equity Portfolio Analytics, the run rate grew half of 1% in Q1 compared to Q4, the first positive sequential change since the second quarter of 2008. We are encouraged to see signs of stabilization in this product line. The strengthening of the U.S. dollar also had a negative impact of 1.4 million or 1% on the sequential growth of run rate in this product. A large reason for the growth in the run rate during the quarter was an increase in retention rate. The retention rate for Equity Portfolio Analytics increased to 92% from 79% in Q4 and from 86% a year ago.

By client types, the run rate increased at broker/dealers and were essentially unchanged in all other client types. On the regional basis, strong growth in Asia Pacific was offset by small declines in EMEA and in Japan. This stabilization in the Equity Portfolio Analytics product line was driven by solid growth in demand for equity risk content.

As you may remember, equity risk content, which is delivered either directly or via third party software systems and it grew by 3% sequentially. That growth was paced by demand for our new and revised models, such as our global equity risk model and our new European risk model.

The positive results were recorded for our equity index – equity risk content were offset by a decline of 1% for our Aegis products, which as you remember, is the product that bundles our equity risk content with our proprietary software.

We have invested significantly in Equity Portfolio Analytics in recent years to improve the quality of our underlying data and our ability to produce new risk models at a much faster pace. Therefore we view this stabilization on this business as an important validation of these efforts.

In the second quarter, our new product pipeline is robust. We recently launched our new extreme risk analytics, and a new Asia Pacific risk model is coming out shortly. Our investments have also enabled us to selectively raise prices and roll back discounts, the combination of which accounted for almost half of the new sales growth achieved in the first quarter.

Finally, we continue to work on the development of Barra Portfolio Manager, our new proprietary ASP software that is targeted for release at the end of 2010. We believe these investments in data, in new models and the new software system will help us drive growth in our Equity Analytics business.

The Multi-Asset Class Analytics run rate increased 2% compared to Q4, comprised of 5% growth to $36 million for BarraOne and an 18% decline to 5 million for TotalRisk. The strengthening of the U.S. dollar during the quarter reduced our run rate by about $1.4 million or about 4%. The aggregate retention rate for Multi-Asset Class Portfolio Analytics rebounded to 83% from 60% in Q4, largely reflecting seasonal trends. The overall retention rate continues to be affected by expected cancellations of TotalRisk. Apropos, as you know, we are in the final stages of the commissioning. For BarraOne specifically the retention rate increased to 88% from 79% in Q4.

BarraOne sales resulting from TotalRisk conversions accounting for about $800,000 or about 20% of total BarraOne sales in the quarter.

By client type, BarraOne run rate increased at asset managers and custodial institutions, but declined at asset owners. By region, BarraOne run rate rose in the Americas, in Japan, and in Asia Pacific, but declined slightly in EMEA.

When we reported our fourth quarter 2009 results, we discussed our plans to raise our level of investment overall in our business. Before I give details regarding the status of this investment, I would like to take this opportunity to reiterate our determination to continue to invest prudently in our business in order to take advantage of the significant opportunities that we have to accelerate medium to long-term revenue growth.

Three months ago, we laid out plans to make an additional 105 hires over the next three to six months with approximately 90% of these hires expected to be in our emerging market centers. At the time we broke down our investments into three categories, and let me give you an update of what we have achieved so far. The first category was product development, which includes investments that are expected to lead to the launch of new products and the enhancement of existing products. In the first quarter of 2010, we added 32 new employees in the product development area.

The second category is client coverage, which includes investment that should help our sales force and our client service teams reach new clients and increase the penetration of existing clients. We added 14 new employees in the client coverage area.

The third category is work productivity, which includes investment that should result in better decision making across the company and better expense management throughout the organization. We added five new employees in this category. And of course, we also committed to making what will be the biggest investment in our company’s history, the planned acquisition of RiskMetrics.

The combination of MSCI and RiskMetrics will greatly expand our capabilities in the high growth, high margin business of multi-asset class risk management analytics.

As a combined company, we will significantly accelerate our efforts to take advantage of what will be an important theme for at least the next decade, the critical need to understand, measure, manage, and report risks across multiple asset classes, across multiple portfolios, and on a global basis. This is going to be a key growth area for our company for a long time to come.

In addition, we expect the increased scale and scope of our combined businesses to enable us to leverage our existing common platform of data, data processing, model development, and software and technology infrastructure. This operating leverage should result in higher margin, increased investment in new products and capabilities, and lead to accelerated revenue growth in the future. This is the virtual circle that has created so much value in our equity index business and it is our vision and determination for our combined analytics business.

Since the announcement of our planned acquisition of RiskMetrics on March 1, we have been working hard to complete the steps necessary to close the transaction as soon as possible. On March 16, we submitted our application for antitrust approval in the United States. On April 2, we filed an S-4 combined registration and proxy statement with the U.S. SEC. We continue to expect the deal to close in our fiscal third quarter.

We also have been very hard at work planning the integration for our combined company. Both MSCI and RiskMetrics have established large integration teams to make the planning as efficient and as useful as possible. Our employees are very excited and eager to plan for the integration and put ourselves in a position to hit the ground running post closing.

Let me now turn over to Mike for a review of our financial highlights for the quarter.

Michael K. Neborak, Chief Financial Officer

Thank you, Henry. My first topic is to discuss our asset-based fee business. Revenues from that product category were up $11.8 million or 90% to 25 million versus Q1 2009. Similar to prior periods, the substantial majority of that revenue was related to the equity ETF business.

We saw asset inflows into all of the major ETFs linked to our indices, with the exception of those linked to the EAFE and Brazil indices. Inflows for the quarter totaled $4.4 billion. ETFs linked to our Japan index were the biggest beneficiary with $1.2 billion of inflows. Over the course of the first quarter 2010, we estimate that roughly one-third of all inflows into equity ETF went into those linked to MSCI indices.

Our overall market share of equity ETF was essentially flat at 29% at the end of February versus 30% at the end of 2009, but was up substantially from 22% at the end of Q1 2009. MSCI’s market share in U.S. listed ETFs dipped slightly to 33% in Q1 2010 from 34% in Q4 2009, and rose in Europe to 30% in Q1 2010 from 28%. The number of ETFs linked to MSCI indices rose to 291, a net increase of 23 during the quarter with most of that growth coming in Europe.

Finally, the top 25 ETFs linked to our indices had a combined AUM of approximately $173 billion. That is 73% of our total AUM linked to our indices; 45 ETFs linked to our indices had AUM balances greater than $1 billion. At February 28, iShares accounted for approximately 56% of the AUM linked to our indices. That is down from 61% a year ago. At February 28, iShares accounted for approximately 66% of our ETF’s run rate.

The AUM in ETFs linked to our Equity Indices at the end of the quarter was $236 billion with a run rate equal to $76.5 million, that’s 81% of our asset-based fee run rate. The weighted average basis point fee excluding minimum fees was approximately 3.1 basis points.

Revenues from our subscription product categories grew 4.3% versus Q1 2009 reflecting a modest increase to our subscription run rate during the past 12 months. As new recurring subscription sales increased and retention rates improved, revenue growth from our subscription business should increase, but on a lagged basis versus run rate growth.

In the first quarter, we generated $57 million of adjusted EBITDA down 4% from 59.3 million in Q4 2009 and up 17.6% from $48.5 million a year ago. However, included in our expenses was 2.2 million of costs associated with our planned acquisition of RiskMetrics Group.

Excluding those one-time expenses, we generated adjusted EBITDA of 59.2 million in line with Q4 2009 and up 22% from a year ago. The 2.2 million of expenses related to the acquisition of RiskMetrics consists of financial advisory, legal, and accounting fees. Please note that most transaction-related fees, which historically have been capitalized as part of the purchase price, are now required to be expensed under U.S. GAAP.

Looking forward, we will be providing regular quarterly updates of all one-time expenses related to the acquisition and integration of RiskMetrics. Overall, total cash operating expenses, which exclude depreciation, amortization and founders grant costs rose 12.6% to $64.7 million in our first quarter.

Compensation costs rose 12.2% while non-compensation expenses increased 13.4% versus the first quarter of 2009. The increase in compensation expense was driven by increased investment in our product development and research capabilities as well as more investments in our sales and sales support functions.

Excluding the impact of the $2.2 million of expense related to the planned acquisition of RiskMetrics, non-compensation expenses rose by only 0.3 million or 1.7%.

In summary, we continue to manage our expenses very tightly. GAAP earnings per share for the quarter were $0.26, our cash earnings per share, which is a non-GAAP measure and which we derived by adding back the after-tax costs of the founders grant expense and the amortization of intangibles was $0.29, up 17% from the first quarter 2009. Excluding the impact of the one-time charges associated with our planned acquisition of RiskMetrics, cash earnings would have been $0.31 per share.

As of February 28, MSCI had 105 million shares outstanding, fully diluted shares outstanding for the EPS calculation were 105.8 million. Also, as of February 28, we had $442 million in cash and cash equivalents and $369 million of debt outstanding. On April 1, 2010, we utilized $147 million of our cash to prepay a portion of our debt.

With that, we would be happy to take questions. I will turn it over to you now, operator.

QUESTION AND ANSWER SECTION

Operator: Thank you. [Operator Instructions] And our first question comes from James Kissane from Bank of America.

<Q>: Hey, it’s actually George filling in for Jim. A couple quick questions. Can you just maybe talk about – now, your sort of your early read here in 2Q what you’re seeing in terms of BarraOne sales? Are you seeing any sort of an influence given the RiskMetrics acquisition?

<A – Henry Fernandez>: Hi, George. A, it is Henry. B, I think there is no change at all with the announcement of the planned acquisition of RiskMetrics. BarraOne continues to be a product in high demand across the world and across a variety of different client types. So no change that we can discern at this point.

<Q>: Okay. Great. And any update you guys can provide with respect to your discussions with BlackRock at this point?

<A – Henry Fernandez>: With BlackRock – the relationship with BlackRock continues to be the same, which is very good. It is an excellent client. We have a lot of different touch points in various aspects of our business and their business, and there really is no change whatsoever in that relationship.

<Q>: Okay. And just last question. Just want to make sure now, given with the integration teams at work, that is not slowing down your plans to hire the full 105 by the first half of this calendar year. Is that correct?

<A – Henry Fernandez>: Correct.

<Q>: Okay. Great. Thanks, guys.

Operator: Our next question comes from the line of David Scharf from JMP securities.

<Q – David Scharf>: Just a couple things. First, I just wanted to confirm, Henry, the very steep ramp in Barra renewals. There weren’t any sort of one-time promotional or pricing initiatives that drove that, were there? That pretty much is a clean number?

<A – Henry Fernandez>: Completely clean number. No sort of influence or any kind of intervention on pricing or anything like that. As I said in my remarks, if anything, we have been renewing contracts on the basis of slight increase in prices in some cases and in other cases, rolling back some of the discount that we offered during the crisis.

<Q – David Scharf>: Got you. Okay. And then on the index side, more of a general question. Clearly, a lot of these sales are sort of packaged in price along the lines of number of offices you are selling to. Obviously, the end markets have firmed up considerably. We’re really running on kind of three quarters now where we’ve probably seen trough levels of demand. So unquestionably across all asset class categories your markets have improved. But can you give us a sense for how perhaps head count reduction, offices, consolidation should impact the demand for index subscriptions going forward? Whether we’ll ultimately rebound to the kind of growth we saw a couple of years ago or if you think a sort of normalized level of subscription growth in Equity Indices is perhaps a little below the peak levels we saw in the last peak?

<A – Henry Fernandez>: We continue to be fairly optimistic and bullish on the medium to long-term demand for our equity index subscription products. We clearly went through a period of higher cancels during the crisis, particularly in those products that were not the most core in client usage, and maybe selected saving of offices or different software platforms and the like, but overall, the demand is robust. It’s on the rise.

We don’t see any negative impact coming from any potential cancellations of offices or usage or whatever. If anything, when you saw my prepared remarks, 9% increase sequentially was driven by what we call usage fees. And those are important in the – in what we call the global deals, the very large asset managers that when they renew a contract, they want to add more people globally. So that’s on the rebound. The early signs are on the rebound. So overall -- and, obviously, we feel very optimistic about the strong demand that allows us to do a price increase of 3 to 4%. Obviously, that will filter through the system as the contracts get renewed. So we continue to be very positive. We think that this product line will continue to rebound at some point strongly and we feel good about it.

Operator: Our next question comes from Andrew Fones from UBS.

<Q – Andrew Fones>: Yes. Thank you. I wanted to ask you just about your hiring plans. You gave us an update at the end of – where you stood at the end of Q1; thanks for that. I was just wondering where you stand now and whether you still anticipate hiring the 105 people by the end of Q2, whether that could push into Q3 as well. Thanks.

<A – Henry Fernandez>: We continue to focus strongly on hiring these people in Q2 to try to complete the 100-plus head count hire that we had anticipated. I think two things are out there that are slowing us down. One, the labor markets in financial centers have picked up and tightened, and therefore that could impact us on both sides: one is the ability to continue to attract talent, and secondly, some level of turnover of staff.

We continue to be very bullish about our ability to hire the people that we want to hire in the emerging market centers as opposed to the financial centers. So that should be – you should see some progress on that. And no matter how much we try hard and very hard to make sure nobody is focused or distracted by the RiskMetrics acquisition inside our company and people that are looking to higher positions and the like, there probably would be some minor effects on that. But I think our plans for hiring continue unabated, particularly and strongly in those areas that have pretty much nothing to do with the combination of the two risk management businesses of MSCI and RiskMetrics.

<Q – Andrew Fones>: Okay. Thanks. And then I was wondering if you could remind us what the negative impact was on your retention rate a year ago from some of the discounting you did on some prices with some large clients and what proportion of clients are now rolling back to original prices. Are you rolling this back for everybody or is it select? Thanks.

<A – Henry Fernandez>: We are not – I don’t think we’re in a position to provide a lot of detail on that. Let me just give you commentary though, is that a lot of the – when the renewal to come for clients that were under stress situations, we made a strategic decision that it was best to work with the client and try to figure out a way in which both of us will end up in a win-win situation. Some instances we will give them additional products for some of the same run rate. In some instances we would – we will work with them and cut down some subscriptions, and in some instances we would temporarily lower, slightly in some cases, more in other cases, the list price of the products that they were renewing with the view that we will roll back that – those deals at the next renewal of the contract.

So that’s precisely what we’re doing. As clients renew and we examine their business, we see their business is now recovered, there is no reason why they should not be back to partially or fully some of the levels of prices that we had prior to the crisis, and that’s the process we’re going through. It is across the board, but obviously it doesn’t get done in every single client because there’s still some clients that are still affected negatively by what went on in the last two years.

<Q – Andrew Fones>: Okay, thanks.

<A – Henry Fernandez>: Mike has another comment.

<A – Michael Neborak>: Some numerics, some numbers for you, Andrew.

<Q – Andrew Fones>: Okay.

<A – Michael Neborak>: So in the first quarter of 2009 we had total cancels in terms of dollars -- it was $8.2 million, and that $8.2 million included 2.1 million of what we would call discounting with the idea that we would get that discount back over time. And just to give you a point of comparison, in the first quarter of 2010 our canceled number in terms of dollars was 7.2 million, and that had in about $700,000 from discounting, so quite a bit of decline between Q1 2010 and Q1 2009 in terms of that aspect.

Operator: Our next question comes from Susie Stein from Morgan Stanley.

<Q – Suzanne Stein>: Hi. Can you provide us some additional detail about the integration plan, maybe just a high level, some key dates that you’re targeting for some of the major steps in the process? And also just overall what the timeframe is as to the complete integration?

<A – Henry Fernandez>: Yes. We have established close to 30 different working groups that are composed of – within MSCI composed of various peoples across the world, and RiskMetrics mirror that organizational structure with a similar number of working groups and a staff with people from their side. There’ve been a large number of meetings that have taken place in the last two, three weeks in various cities across the world by those, say, 30 or so working groups. And the purpose has been to go deeper into learning about each other’s businesses with the constraints that we have from the regulatory environment.

We obviously are seeking antitrust approval, and therefore we have certain constraints and we obviously don’t have a shareholder vote yet on the part of the RiskMetrics shareholders, so there are constraints as to what we can do. But we’re trying to basically put a lot of the things together, spend hours or days together, and share in very significant detail what each one of the two businesses does. That’s a process that will go on for a few more weeks.

Subsequent to that, the idea will be that the respected teams will then create integration plans, and hopefully at some point pass some of the regulatory hurdles. Then we can begin to discuss those plans among the various teams in the company and be ready for execution at closing.

<Q – Suzanne Stein>: Okay. And so I guess maybe you will give us an update when the deal closes as far as milestones. My final question is just, are you willing to put any numbers around where you think you can get long-term EBITDA margins, or are you not ready to discuss long-term objectives in that level of detail yet?

<A – Henry Fernandez>: I think for what I will call the short to medium term, Susie, I would – MSCI standalone, we have not changed our EBITDA margin target of high 40s, and that has in it a significant amount of – at some point obviously has embedded in it an expectation of revenue growth, and at some point acceleration of revenue growth, and a continued amount of investment in head count to those three areas, the product development area and client areas and work productivity.

Obviously, as we put these two companies together, RiskMetrics and MSCI, we will have to come back to you all with a revised EBITDA margin for the combined company, which we haven’t even – we haven’t really started doing and we have to see what the combined company looks like on a pro forma basis, and particularly beyond the realization of the cost synergies and then some of the revenue synergies that we have outlined during the – at the time of the announcement of the acquisition.

Operator: Our next question comes from the line of Aaron Teitelbaum from Keefe, Bruyette & Woods.

<Q – Aaron Teitelbaum>: Hi. Good morning. A couple of quick questions. Could you remind us how the magnitude of your expected price increase and the index data business compares to past price increases?

<A – Michael Neborak>: In May of 2008 we introduced a price increase of approximately 5%, that’s related to the equity index data business. And again, I want to emphasize that that price increase was rolled in over the course of the next 12 months as contracts came up for renewal. In May of 2009 the price increase was around 2%, and then this price increase, as Henry mentioned is, between 3 and 4%.

<A – Henry Fernandez>: And those are average numbers, because average throughout the entire product line there are some products that are higher and some products that are lower in the product line. And also bear in mind that not all of this run rate in equity subscriptions will be subject to that in the next twelve months, because we have a number of what we call global contracts that at times are two-year contracts or three-year contracts, particularly with the large asset managers that obviously they get protected with these price increases during that period of time.

<Q – Aaron Teitelbaum>: Great. And just one more follow-up. Could you maybe provide some broader color on maybe some of the demand for some of your products that you would qualify as discretionary in the eyes of your clients and arguably could be kind of seen as a confidence indicator for your clients for their spending habits and behavior going forward?

<A – Henry Fernandez>: I think the – we believe that pretty much all of our products are mission critical to our clients, but they all sort of fall into a line or a spectrum of mission criticality; some at the high-end, some at the mid-end or – and some in the low end of the mission criticality of that. So I think what is ex-post after the fact when we examine the significant increase in renewal rates, there are – in the last three, six months, there are two components to that.

The first one, there is a seasonal component. As you may remember, renewal rates always start very high in the first quarter and decline throughout the course of the year until the fourth quarter. And the second part, which is the one that is more as a result of the crisis, we believe that those clients or products that were in the lower end of the mission critical spectrum may have canceled or partially canceled, and therefore what we would deem to be the weak hands were flushed out during the process, and therefore it becomes harder now and it cuts deeper into bone for people to increase the cancellation. That’s ex-post, is a theory. We don’t know if it’s going to pan out, but that’s kind of the feeling that we were getting at this point.

Operator: Our next question comes from the line of Drew Gaputis from Davenport.

<Q – Andrew Gaputis>: Good morning, gentlemen. I just have a question on selling environment within the Analytics products, particularly in Equity Analytics and Multi-Asset Class, I guess, new product sales are a little below our expectations. Can you talk about how those have trended sequentially and remind us of any seasonality within the selling environment for those products?

<A – Henry Fernandez>: Yeah. They’re two very distinct, by the way very distinct product lines that cater to very different use, cases and needs. Equity Portfolio Analytics is for equity portfolio management, and the Multi-Asset Class Analytics is mostly for the middle office risk management function. So they obey to different drivers, different cycles, different seasonalities, different demands and all of that.

So in Equity Portfolio Analytics, the reason why we took higher than we would have liked decline in run rate during the crisis was because a lot of the investments that we have been making on this product line was not yet ready to translate into new products, new risk models, new software, new functionality, et cetera, et cetera. We’re beginning to see some of that coming out now in the last twelve months or so with the launch of GEM2, and with the launch of the European risk model, the new Asia Pacific model, the new extreme risk analytics, and obviously with the launch of the new software – or completely new software as an ASP version called Barra Portfolio Manager, which eventually will rival the Aegis software application.

So we believe that that is an area, and we’re beginning to see that that would allow us to increase sales and allow us to hold firm on price, and potentially increase prices in this product line over time. So that’s what we see into what happened in the sort of lower sales during the crisis, and of course, the low renewal rate, and what we’re seeing happening now in the rebound of that product line.

With BarraOne, our risk management software, mostly sold to the middle office of asset owners and asset managers, this product on a run rate basis continue to grow at a fast clip. During ‘09, I think it was 30 plus percent growth. It gets masked a little bit in the total aggregate because of the way we’re pushing the TotalRisk clients to either go out and cancel or move on to BarraOne. But if you just select it out, it continues to grow healthily and we have expectations that that growth will stay or at some point move up in the medium term, given the demand that exists for this area. But it is bulky. It is very bulky. There are some quarters that is more, some quarters that is less, so some of the ticket items are larger than the Equity Portfolio Analytics, and therefore there is going to be a lot more variability in rate.

<Q – Andrew Gaputis>: Right. And on the equity analytics side is it fair to say that there is some new sales are being damaged perhaps in the near-term by the anticipation of Barra Portfolio Manager down the line?

<A – Henry Fernandez>: Nope, not at all, because the two software eventually will converge. But initially the – Barra Portfolio Manager software, if you’re a heavy quant – or heavy quant manager or quant analyst or quant support, the functionality that you’re going to have in Aegis for now is going to be significantly more than Barra Portfolio Manager. We plan to over time add clearly dramatically to the functionality of Barra Portfolio Manager to rival and eventually replace Aegis, but that’s a multi-year process.

Operator: Our next question comes from the Robert Riggs from William Blair & Co.

<Q – Robert Riggs>: Good morning. Just one final question. As you start to think about the combined sales force for your company with the core risk business, and by that I mean excluding the ISS portion of that, as you think about the incentive piece of the compensation, are there any noticeable differences between the way your sales force is compensated and the group at RiskMetrics, maybe one is skewed more towards retaining clients, growing those existing clients versus seeking kind of new client wins?

<A – Henry Fernandez>: Yeah, let me address that also. Within MSCI we have specialists – mostly and largely, except for in the small market, we have a specialist sales force that is broken down by regions, by client types and by products. So if you aggregate it on a -- from a bottom-up basis you have a variety of people selling Equity Indices, a variety of people selling Equity Portfolio Analytics globally and people selling BarraOne or risk management systems to the front and middle office. And within that actually we have people selling that to, especially sales force selling that to asset owners and different kind of people selling that – the BarraOne to asset managers.

So the idea here in combining the two organizations – and by the way, all of them sell their respective products, but they also are incentivize to cross-sell, i.e. if I’m a MSCI sales specialist, you are expected to cross-sell with the other sales people into your client base selling Equity Portfolio Analytics and BarraOne to the extent that there is not a fully dedicated person doing that, which in most cases there is, but in some is not. So what we’re talking about here is really combining the two risk management sales forces, i.e. BarraOne and risk manager, so that each salesperson will continue to sell both products, and for that matter any other product into a client type that they are assigned to. So that’s a starting point.

The second point is, the total compensation attributed to every salesperson in their organization at RiskMetrics and MSCI is very comparable, and the organizational structure that we have versus what RiskMetrics has is very comparable. We have different labels, different reporting lines, but the underlying functions are extremely comparable from one another. And in terms of specific compensation, we are at salary and bonus structure within MSCI, which has very high correlation to sales and retention rate to the sales people, and they are sales commission structure, which obviously has also very high correlation – 100% correlation to sales. We are examining what is the best approach to take in the combined company, but our bias will be to move towards a salary and bonus structure with a very, very high correlation, of course, again to sales production.

<Q – Robert Riggs>: Great. Thank you.

Operator: Our next question comes from Michael Weisberg from Crestwood Capital.

<Q – Michael Weisberg>: Hey, Henry, Michael. How are you?

<A – Henry Fernandez>: Hi, Michael. Good.

<Q – Michael Weisberg>: A couple of things quickly. You’ve very strong organic – excuse me, you’ve very strong ETF growth in March. Can you give us a break of the organic – how much was appreciation and how much was new flows?

<A – Michael Neborak>: We’ll get that figure during the month of March. We don’t – we will get that for you.

<Q – Michael Weisberg>: Great. Okay. Second, if I look at non-comp and comp expense, the non-comp you’ve kept remarkably low in terms of the rate of increase. I think you mentioned it’s 1.3%. Is that kind of growth sustainable for the year or would one expect it to increase?

<A – Michael Neborak>: It will increase even without – it will definitely increase, because we’re going to have additional one-time cuts of expenses. But if we exclude that type of expense, it will increase at a higher rate than 1.7%, but it’s going to be mid-to-high single digits.

<Q – Michael Weisberg>: So it could be mid-to-high single digits. Is that excluding the RMG expense?

<A – Michael Neborak>: Yeah. I’m just speaking about MSCI standalone right now.

<Q – Michael Weisberg>: Okay, great. And then the other side, on the comp side, which you’re actually – you’re adding a lot of people to build for the future. I think total comp expense was something – up something like 12%. I’m just trying to think, you have more adds to make and yet you were adding people a year ago. Can you give us some sense of where that rate of growth might be as we move through the year?

<A – Michael Neborak>: Listen, I think our comp expense year-over-year was up 12%. I think our head count was up 15%. A lot of the head count was in low cost centers, so that 12.2% we didn’t achieve the 105 people in the first quarter. I think we added about 50 if I count up the numbers that Henry cited. So if we hired the additional 50 people, that number would probably be up 14, 15% versus 12.2%. So in that general area I’d say 14 to 17% would be kind of the year-over-year comp increase with all the items that you factored in there.

Operator: Our next question comes from John Neff from Akre Capital -

<A – Michael Neborak>: One other – to answer your last question, so these are general numbers, so during the month of March the total change in AUMs linked to our indices was approximately $27 billion, and approximately 22 of that was appreciation and 5 to 5.5 billion was from asset inflows.

Operator: And our next question is from John Neff from Akre Capital Management.

<Q – John Neff>: Hey, guys. Thanks so much for letting me slip in here real quick. Just two quick questions. First, the asset-based run rate as a percentage of the quarter-end ETF assets -- that was less than 4 basis points. By my records that’s the first time in 6 quarters, so I was just curious if something might be behind that, maybe fewer sort of upfront license sales during the quarter or something along that line. If you can just explain maybe what may have caused that. And then second question for Mike. Can you just give us the rationale for the debt pay-down here in April and what the current effective interest rate on the debt is? Thank you.

<A – Michael Neborak>: Okay. So in terms of your first question was around the basis points. I think what you’re doing again you’re taking the whole asset-based fee line in the numerator and dividing it by our ETF AUMs in the denominator. So I think that the calculation doesn’t really make a lot of sense. What you really need to do is paste in the numerator the revenues or the run rate associated with ETFs divided by the average ETFs in the denominator. So if you do that, our basis point fee excluding minimums was 3.1 basis points. It might be down slightly from where it was, which I would attribute to maybe a mix shift between some of the ETF products that we have, but it was not substantial.

And then in terms of the second question about paying down our debt, so I think to describe it historically we’ve maintained a fixed rate swap against 60% of our outstanding debt, and paying down $147 million was the largest amount that we could repay while still achieving an effective hedge for GAAP accounting purposes. So I could tell you right now we’re evaluating whether or not we should make further prepayment prior to closing. If we do, we would accelerate the cash payment on our swap liability. Right now our swap is under water. And we’d also accelerate the recognition of additional interest expense on our income statement. Now that’s all accounting, since we would eventually recognize that interest expense through the maturity of the swap, which is November, or in the case of the RiskMetrics deal, which we’re going to repay our credit facility anyway at closing.

So economically to the extent that we decide to pay more, basically we’ll be saving the difference between the 20 basis points that we earn on our cash and the interest cost on our floating rate debt, which is about 245 basis points. So that would be times the amount that we decided to repay, obviously for the time period between when we do it and what otherwise when we would have done it, which would be the closing of the RiskMetrics deal.

So in terms of your last part of your question, our effective interest rate from April 1 through the end of the quarter will be about 5%, which is basically we have all fixed rate debt outstanding essentially right now because we’re 100% swapped, and our fixed rate swap is at 2.88%. So – and then we have a B Term Loan and A Term Loan that are – have margins of 175 to 250, so it will be about 5 – little bit more than 5% in terms of the effective interest rate on the remaining outstanding debt.

Operator: And I’d like to turn the call back over to our moderators for any closing remarks.

Henry A. Fernandez, Chairman, Chief Executive Officer and President

Well, thank you very much, everyone, for participating. And as Mike indicated, our intent will be to make any announcement throughout the quarter, if need be, for any further updates on the – on progress on the RiskMetrics acquisition. And then secondly, in every quarterly call give you breakdown of what it is that is one-time expenses associated with the acquisition and the merger, and what it is that are recurring item and try to break it all out for you so you can use it for your analysis. Thank you very much, everyone, and have a good day.

Operator: Ladies and gentlemen, thank you for participating in today’s conference. This concludes the program. You may all disconnect. Everyone have a great day.

Important Information for Investors and Stockholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval.  MSCI has filed with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 that includes a preliminary proxy statement of RiskMetrics that also constitutes a preliminary prospectus of MSCI.  The registration statement has not yet become effective.  MSCI and RiskMetrics may file other documents with the SEC regarding the proposed transaction.  A definitive proxy statement/prospectus will be mailed to stockholders of RiskMetrics.  INVESTORS AND SECURITY HOLDERS OF MSCI AND RISKMETRICS ARE URGED TO READ THE DEFINITIVE PROXY STATEMENT/PROSPECTUS CAREFULLY AND IN ITS ENTIRETY WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.

Investors and stockholders will be able to obtain free copies of the proxy statement/prospectus and other documents containing important information about MSCI and RiskMetrics through the website maintained by the SEC at http://www.sec.gov.  Copies of the documents filed with the SEC by MSCI will be available free of charge on MSCI’s internet website at www.mscibarra.com or by contacting MSCI’s Investor Relations Department at 866-447-7874.  Copies of the documents filed with the SEC by RiskMetrics will be available free of charge on RiskMetrics’ internet website at www.riskmetrics.com or by contacting RiskMetrics’ Investor Relations Department at 212-354-4643

MSCI, RiskMetrics, their respective directors and certain of their executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of RiskMetrics in connection with the proposed transaction. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the proxy solicitation is set forth in the preliminary proxy statement/prospectus filed with the SEC. You can find information about the directors and executive officers of RiskMetrics in RiskMetrics’ proxy statement for its 2009 annual meeting of stockholders, which was filed with the SEC on April 29, 2009. You can find information about the directors and executive officers of MSCI in MSCI’s proxy statement for its 2010 annual meeting of stockholders, which was filed with the SEC on February 23, 2010.

Forward-Looking Statements

This document contains forward-looking statements. These statements relate to future events or to future financial performance and involve known and unknown risks, uncertainties and other factors that may cause MSCI’s, RiskMetrics and the combined company’s actual results, levels of activity, performance, or achievements to be materially different from any future results, levels of activity, performance, or achievements expressed or implied by these forward-looking statements. In some cases, you can identify forward-looking statements by the use of words such as “may,” “could,” “expect,” “intend,” “plan,” “seek,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” or “continue” or the negative of these terms or other comparable terminology. You should not place undue reliance on forward-looking statements because they involve known and unknown risks, uncertainties and other factors that are, in some cases, beyond MSCI’s, RiskMetrics and the combined company’s control and that could materially affect actual results, levels of activity, performance, or achievements.  Such risks, uncertainties and factors include, but are not limited to:  the risk that a condition to closing of the proposed merger may not be satisfied; the risk that a regulatory approval that may be required for the proposed merger is not obtained or is obtained subject to conditions that are not anticipated; the failure to consummate or delay in consummating the proposed merger for other reasons; the combined company’s ability to achieve the synergies and value creation contemplated by the proposed merger; the combined company’s ability to promptly and effectively integrate the businesses of RiskMetrics and MSCI; and the diversion of management time on merger-related issues.

Other factors that could materially affect MSCI’s, RiskMetrics and the combined company’s actual results, levels of activity, performance or achievements can be found in MSCI’s Annual Report on Form 10-K for the fiscal year ended November 30, 2009 and filed with the SEC on January 29, 2010, in RiskMetrics’ December 31, 2009 Annual Form 10-K which was filed with the SEC on February 24, 2010 and in their respective quarterly reports on Form 10-Q and current reports on Form 8-K. If any of these risks or uncertainties materialize, or if MSCI’s or RiskMetrics’ underlying assumptions prove to be incorrect, actual results may vary significantly from what MSCI or RiskMetrics projected. Any forward-looking statement in this release reflects MSCI’s or RiskMetrics’ current views with respect to future events and is subject to these and other risks, uncertainties and assumptions relating to MSCI’s or RiskMetrics’ operations, results of operations, growth strategy and liquidity. MSCI and RiskMetrics assume no obligation to publicly update or revise these forward-looking statements for any reason, whether as a result of new information, future events, or otherwise.